

December 16, 2015

<u>Via E-mail</u>
Wu Enlai
Secretary to the Board of Directors
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing 100007
The People's Republic of China

      Re: PetroChina Company Limited
             Form 20-F for the Fiscal Year Ended
             December 31, 2014
             Filed April 29, 2015
             File No. 1-15006

Dear Mr. Wu:

      We have completed our review of your filing[s]. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing[s] and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing[s] include[s] the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/H. Roger Schwall

      Roger Schwall
      Assistant Director